EXHIBIT 99.1


Magal Security Systems Reports its Financial Results for the Third Quarter 2009
                 and Nine Month Period Ended September 30, 2009

Press Release
Source: Magal Security Systems Ltd
On 8:26 am EST, Monday November 30, 2009

YAHUD, Israel, November 30 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its consolidated financial results for the three and nine month periods ended September 30, 2009.

In September 2009, Magal's Board of Directors resolved to discontinue the operations of the European integration subsidiary, acquired in September 2007. The results for the quarter and the nine months ended September 30, 2009 and 2008 were reclassified to disclose the results of that subsidiary as discontinued operations. The net assets of the subsidiary for the nine months ended September 30, 2009 and the year ended December 31, 2008 were reclassified accordingly.

RESULTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009

Revenues for the nine months ended September 30, 2009 were US$39.5 million, a 2.2% decrease compared with the comparable period last year.

Gross profit for the nine months ended September 30, 2009 increased by 10.2% to US$15.9 million, or 40.1% of revenue, compared with US$14.4 million, or 35.6% of revenue, in the comparable period last year. The increase is attributable to the low gross margin generated by certain strategic, but low margin projects in 2008 and to more favorable currency exchange rates in 2009 compared with 2008.

Operating expenses for the nine months ended September 30, 2009 decreased by 14.5% from US$20.5 million in 2008 to US$17.6 million in 2009. The decrease is attributable to a decrease in operating expenses in North America following Magal's integration of its US operations into its Canadian subsidiary, a decrease in headcount and payroll expenses, as well as more favorable currency exchange rates in 2009 compared with 2008.

Operating loss in the nine months period ended September 30, 2009 was US$1.7 million, compared with an operating loss of US$6.1 million in the same period last year. The operating loss decreased as a result of the improvement in gross margins and the decrease in operating expenses.

Net loss for the nine months period ended September 30, 2009 was US$2.8 million compared with a net loss of US$8.6 million in the same period last year. Net loss per share for the nine month period ended September 30, 2009 was US$(0.27), compared with net loss per share of US$(0.82) in the comparable period last year.

RESULTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009

Revenues for the third quarter of 2009 totaled US$17.7 million, an increase of 14.8% over the third quarter of 2008. The revenue increase is mostly attributable to revenue generated in Israel during the period.

Gross profit for the third quarter of 2009 increased to US$6.8 million, or 38.2% of revenues, representing a 54.8% increase over US$4.4 million, or 28.3% of revenues for the third quarter of 2008. Gross margin for the quarter increased due to the higher revenue volume, a more favorable mix of products and projects, as well as more favorable currency exchange rates in 2009 compared with 2008.

Operating income for the third quarter of 2009 was US$0.5 million, compared with an operating loss of US$2.4 million for the third quarter of 2008.

During the third quarter of 2009, the US Dollar decreased by 4.1% against the Israeli Shekel compared with an increase of 2.1% during the comparable period last year. Financing expenses in the three months ended September 30, 2009 increased from US$0.3 million to US$0.8 million as a result of the devaluation of the Company's US Dollar denominated assets.

Net loss for the third quarter of 2009, was US$0.7 million, compared with a net loss of US$3.4 million for the third quarter of 2008. Net loss per share for the third quarter of 2009 was US$(0.07), compared with a net loss per share of US$(0.33) in the same period last year.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, "We have gone through many changes in 2009 that have provided a foundation for better results in the future. The improvement in the results of our core business in the past nine months, and especially our operating profitability in the third quarter, is testimony to that. We rationalized costs across the board and consolidated our North American business into one unit, realizing significant cost savings."

Continued Mr. Livneh, "Our European subsidiary required us to invest extensive time and effort, which management felt were not justified in light of its overall performance. We therefore took the decision to cease the operations of this subsidiary. This will enable us to increase our focus on our core business and on what we do best."

"Our current results represent the beginning of an improvement in performance which I expect will continue into the future. We intend to cement our lead in the sensor space by marketing new advanced security sensors, build and advance on our success with Fortis in the Municipal Control and Command field, and improve our capabilities in the Intelligent Video Analytics space. Our achievements in 2009 and goals for 2010, make me and the rest of management enthusiastic about Magal's future," concluded Mr. Livneh.

INVESTORS' CONFERENCE CALL INFORMATION:

The Company will host a conference call today, November 30, 2009, at 9:00am EST.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
    US: 1-888-407-2553
    Israel: 03-918-0664
    UK: 0-800-917-9141
    International: +972-3-918-0664

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.

ABOUT MAGAL S3

Magal S3 is a leading international solution provider, in the business of Security, Safety and Site Management. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


                           MAGAL SECURITY SYSTEMS LTD.
                   UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                                  OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                     Nine Months Ended                      Three months
                         Sept. 30,                         Ended Sept. 30,
                         2009     2008   % change    2009     2008   % change


    Revenue            39,552   40,460    (2.2)    17,682   15,406     14.8

    Cost of revenue    23,677   26,048    (9.1)    10,924   11,039     (1.0)

    Gross profit       15,875   14,412    10.2      6,758    4,367     54.8
    Operating
     expenses:
    Research and
     development, net   3,199    3,992   (19.9)     1,163    1,359    (14.4)
    Selling and
     marketing          7,992    9,757   (18.1)     2,891    3,448    (16.2)
    General and         6,379    6,353     0.4      2,182    1,976     10.4
     administrative
    Special                        438                  -        -
     post-employment
     benefit
    Total operating
     expenses          17,570   20,540   (14.5)     6,236    6,783     (8.1)

    Operating income  (1,695)   (6,128)               522   (2,416)
     (loss)
    Financial
     expense, net      1,065     1,542   (30.9)       839      297

    Loss from
     continuing
     operations
     before income
     taxes            (2,760)   (7,670)              (317)  (2,713)
    Income tax            10       778   (98.7)       244      257     (5.1)

    Net loss from
     continuing
     operations       (2,750)   (6,892)              (561)  (2,970)
    Loss on
     discontinued
     operations, net     (97)   (1,683)              (160)    (461)
    Net loss          (2,847)   (8,575)  (66.8)      (721)  (3,431)   (79.0)

   Basic and
    diluted loss per
    share from
    continuing
    operations         (0.26)$   (0.66)$            (0.05)$  (0.29)$

   Basic and
    diluted loss per
    share from
    discontinued
    operations, net    (0.01)$   (0.16)$            (0.02)$  (0.04)$

   Basic and
    diluted net loss
    per share          (0.27)$   (0.82)$            (0.07)$  (0.33)$


    MAGAL SECURITY SYSTEMS LTD.
    FINANCIAL RATIOS

                           Nine Months        Three months
                          Ended Sep. 30,      Ended Sep. 30,
                        2009        2008    2009         2008
                          %           %       %            %

    Gross margin       40.1        35.6    38.2         28.3
    Research and
     development,
     net as a % of
     revenues           8.1         9.9     6.6          8.8
    Selling and
     marketing as a
     % of revenues     20.2        24.1    16.3         22.4
    General and
     administrative
     as a % of
     revenues          16.1        15.7    12.3         12.8
    Special post
     employment
     benefit              -         1.1       -            -
    Operating
     margin            (4.3)      (15.1)    3.0        (15.7)
    Net margin
     before
     discontinued
     operation         (7.0)      (17.0)   (3.2)       (19.3)
    Loss on
     discontinued
     operation as a
     % of revenues     (0.2)       (4.2)   (0.9)        (3.0)
    Net margin
     after
     discontinued
     operation         (7.2)      (21.2)   (4.1)       (22.3)

                           MAGAL SECURITY SYSTEMS LTD.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)


                                                 Sept. 30,       December 31,
                                                   2009              2008
    CURRENT ASSETS:
    Cash and cash equivalents                    17,128             14,185
    Marketable securities                             -              1,000
    Short term bank deposits                          -              1,228
    Trade receivables                            13,931             15,800
    Unbilled accounts receivable                  2,862              5,055
    Other accounts receivable and prepaid         3,866              4,145
    expenses
    Deferred income taxes                           377                362
    Inventories                                  12,358             14,031
    Total current assets                         50,522             55,806

    Long term investments and receivables:
    Long-term trade receivables                   1,784              1,839
    Long-term loans                                 200                519
    Long-term bank deposits                       1,838              1,826
    Escrow deposit                                  905                860
    Severance pay fund                            2,346              2,763
    Total long-term investments and               7,073              7,807
    receivables

    PROPERTY AND EQUIPMENT, NET                   9,066              8,061

    DEFERRED INCOME TAXES                            42                 37

    OTHER INTANGIABLE ASSETS, NET                   369                404

    GOODWILL                                      2,047              1,874

    ASSETS ATTRIBUTED TO DISCONTINUED             1,454              2,276
    OPERATION

    Total assets                                 70,573             76,265

    CURRENT LIABILITIES:
    Short-term bank credit                       21,611             23,182
    Current maturities of long-term bank            813                813
    debt
    Trade payables                                4,692              4,759
    Other accounts payable, accrued expenses      7,916             10,751
    and customer advances
    Total current liabilities                    35,032             39,505

    LONG-TERM LIABILITIES:
    Long-term bank debt                           1,747              2,282
    Deferred income taxes                           157                138
    Accrued severance pay                         3,088              3,451
    Total long-term liabilities                   4,992              5,871

    LIABILITIES ATTRIBUTED TO DISCONTINUED          100                171
    OPERATION

    SHAREHOLDERS' EQUITY                         30,449             30,718

    TOTAL LIABILITIES AND SHAREHOLDERS'          70,573             76,265
    EQUITY
         Total bank debt to
          total capitalization                     0.79               0.86
         Current ratio                             1.44               1.41



    For more information:

    Magal Security Systems Ltd.
    Zev Morgenstern, CFO
    Tel: +972(3)539-1444
    E-mail: zevm@magal-ssl.com

    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@gkir.com